Exhibit 99.1

JOINT FILING AGREEMENT

This Statement is filed by JPMorgan Chase & Co. on its own behalf and on behalf of DNT Asset Trust. Aggregate beneficial ownership reported by JPMorgan Chase & Co. under Item 11 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by DNT Asset Trust.

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and the rules and regulations thereunder, each party hereto hereby agrees that the Statement to which this agreement is attached shall be filed by JPMorgan Chase & Co. on its own behalf and on behalf of DNT Asset Trust (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Date: 02/26/2026   **JPMORGAN CHASE & CO.**

By: ___/s/ Michael Lees_____
Name: Michael Lees
Title: Executive Director

DNT ASSET TRUST

By: ___/s/ Tim A. Self_____
Name: Tim A. Self
Title: Authorized Officer